UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated February 28, 2022 (Filing Number: 2022-02-019821) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Dismissal of Application for certification of Class Action

 Item 1

Dismissal of Application for certification of Class Action

Further to the Company's announcement dated March 18, 2021 (reference 2021-02-039090), and to Note 18 of the Company's 2023 financial reports, the Company hereby reports that the Tel Aviv District Court dismissed today the application for certification of a class action against the Company, Israel Corporation Ltd., and Israel Corporation's controlling shareholder (the "Respondents"), which was filed on March 17, 2021, concerning allegations regarding alleged violations of the Company’s reporting obligations related to the implications of the 2011 royalties arbitration (the "Application").

In its ruling, the court rejected, among other things, the applicant’s claims regarding misrepresentation in the Company's reports, determined that no damage has been caused, and that claims pursuant to the Application are dismissed under the statute of limitations. The court further determined that the applicant shall bear part of the Respondents' expenses, as it was found that the Application had no grounds and faced multiple challenges.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: October 9, 2024

Press Contact
Adi Bajayo
ICL Spokesperson
+972-52-4454789
Adi.Bajayo@icl-group.com

Investor Relations Contact
Peggy Reilly Tharp
VP, ICL Global Investor Relations
+1-314-983-7665
Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: October 9, 2024